SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tongjitang Chinese Medicines Company
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G8918E106
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Xiaochun Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		1,425,692 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,875,584 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,425,692 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

53,875,584 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,875,584 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

51.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Hanmax Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,449,892 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		52,449,892 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,449,892 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	50.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:

Tongjitang Chinese Medicines Company

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5th Floor, Block B Nanshan Medical Device Park 1019 Nanhai Avenue, Nanshan District Shenzhen, 518067 Guangdong Province People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Xiaochun Wang Hanmax Investment Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Xiaochun Wang 5th Floor, Block B Nanshan Medical Device Park 1019 Nanhai Avenue, Nanshan District Shenzhen, 518067 Guangdong Province People’s Republic of China

Hanmax Investment Limited
c/o Tongjitang Chinese Medicines Company
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

Xiaochun Wang — People’s Republic of China

Hanmax Investment Limited — British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G8918E106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares, with a par value of US$0.001 per share, of Tongjitang Chinese Medicines Company (the “Issuer”) by each of the reporting persons is provided as of December 31, 2009:

				Sole	Shared
				power to	power to	Sole power to	Shared power to
	Amount			vote or	vote or to	dispose or to	dispose or to
	beneficially	Percent		direct	direct	direct the	direct the
Reporting Person	owned:	of class:		the vote:	the vote:	disposition of:	disposition of:
Xiaochun Wang (1)	53,875,584	51.2	(2)	1,425,692	53,875,584	1,425,692	53,875,584

Hanmax Investment Limited	52,449,892	50.4	(3)	0	52,449,892	0	52,449,892

(1)	Xiaochun Wang is the direct beneficial owner of 1,425,692 ordinary shares, which include 1,200,000 ordinary shares of the Issuer that Xiaochun Wang has the right to acquire upon exercise of options within 60 days after December 31, 2009. In addition, 52,449,892 ordinary shares are directly held by Hanmax Investment Limited (“Hanmax”), a British Virgin Islands company that is wholly owned and controlled by Xiaochun Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xiaochun Wang may be deemed to beneficially own all of these 52,449,892 ordinary shares held by Hanmax. As a result, Xiaochun Wang is deemed to beneficially own an aggregate of 53,875,584 ordinary shares of the Issuer.

(2)	Based on the sum of: (a) 104,066,526 ordinary shares of the Issuer outstanding as of December 31, 2009; and (b) 1,200,000 ordinary shares that Xiaochun Wang has the right to acquire upon exercise of options within 60 days after December 31, 2009.

(3)	Based on 104,066,526 ordinary shares of the Issuer outstanding as of December 31, 2009.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 5, 2010

Xiaochun Wang	/s/ Xiaochun Wang
Xiaochun Wang

Hanmax Investment Limited	By:	/s/ Xiaochun Wang
		Name:	Xiaochun Wang
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement